Exhibit 8.2

HUNTON ANDREWS KURTH LLP FILE NO: 73202.31

October 5, 2026

Centerspace

1324 20th Avenue SW, P.O. Box 1988

Minot, North Dakota 58702

Centerspace

Qualification as Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as special federal income tax counsel to Centerspace, a North Dakota real estate investment trust (the “Company”), and Centerspace, LP, a North Dakota limited partnership (the “Company OP”), in connection with the Company Merger and other transactions contemplated by the Agreement and Plan of Merger, dated September 8, 2026 (the “Original Merger Agreement”), by and among Independence Realty Trust, Inc., a Maryland corporation (“Parent”), Independence Realty Operating Partnership, L.P., a Delaware limited partnership, Islanders OP Sub, LLC, a Delaware limited liability company, the Company, the Company OP, and Islanders Sub, LLC, a Delaware limited liability company (added by joinder, “IRT Merger Sub”), as amended by that certain Amendment to the Merger Agreement, dated as of September 22, 2026 (as amended, the “Merger Agreement”). The Merger Agreement is described in the registration statement on Form S-4, filed on the date hereof with the Securities and Exchange Commission (the “SEC”) and containing the proxy statement/prospectus of Parent (as amended through the date hereof, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). As contemplated in the Merger Agreement, Merger Sub will merge with and into the Company, with the Merger Sub surviving the merger (the “Company Merger”). This opinion letter is being delivered to be filed as an exhibit to the Registration Statement.

In giving this opinion letter, we have examined the following:

1.	the Registration Statement;

2.	the Company’s Articles of Amendment and Third Restated Declaration of Trust, dated September 23, 2003, as amended and supplemented through the date hereof;

3.	the Company OP’s Amended and Restated Agreement of Limited Partnership dated effective as of February 27, 2019 (the “Operating Partnership Agreement”), as amended;

4.	the taxable REIT subsidiary (“TRS”) election for IRET-SH1, LLC (the “IRET SH1 TRS”);

5.	the Merger Agreement; and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.

the Company Merger will be consummated in accordance with the Merger Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties without amendment, waiver, or breach thereof);

3.	the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

4.

during the Company’s and the Company OP’s taxable years ending at the Effective Time (as defined in the Merger Agreement), the Company and the Company OP will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company and in a certificate, dated the date hereof and executed by a duly appointed officer of the Company OP (together, the “Officer’s Certificates”), true for such years;

5.

from and after the Effective Time, Parent shall cause Company to utilize all appropriate "savings provisions" (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code to correct any violations of the applicable real estate investment trust ("REIT") qualification requirements of Sections 856 and 857 to the fullest extent the remedies under such provisions are available;

6.

the Company will not make any amendments to its organizational documents, the Operating Partnership Agreement, or the organizational documents of the IRET SH1 TRS after the date of this opinion that would affect its qualification as REIT for any taxable year; and

7.

no action will be taken by Parent, the Company, the Company OP, or the IRET SH1 TRS after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificates. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations.

Based solely on the documents and assumptions set forth above and the representations set forth in the Officer’s Certificates, we are of the opinion that the Company, during the period commencing with its taxable year ended April 30, 2016 and ending with its taxable year ended December 31, 2025, was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its actual and proposed method of operation will enable it to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, without regard to the distribution requirement described in Section 857(a)(1) of the Code.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificates.

The foregoing opinions are based on current provisions of the Code, the Treasury Regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressees, and it speaks only as of the date hereof. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement, and to the references to Hunton Andrews Kurth LLP under the captions “Material U.S. Federal Income Tax Consequences,” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Hunton Andrews Kurth LLP